FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files purusant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person
          Sanderson, Jr. Joe F.
          P. O. Box 988
          Laurel, MS  39441-0988

2.   Issuer Name and Ticker or Trading Symbol
          SAFM

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)
          ###-##-####

4.   Statement for Month/Year
          June 1998

5.   If Amendment, Date of Original (Month/Year)
          N/A

6.   Relationship of Reporting person to Issuer
          Director, 10% Owner & Chairman of the Board, CEO & President



                                     TABLE I. Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.  Title of Security       2. Trans-   3. Trans-  4.  Securities Acquired   5. Amount of      6. Ownership      7.  Nature of
      (Instr.  3)              action      action      (A) or Disposed of       Securities        Form: Direct       Indirect
                               Date        Code        (D) (Instr. 3,4 and 5)   Beneficially      (D) or Indirect    Beneficial
                               Month/      (Instr.8)                            Owned at          (I) (Instr.4)      Ownership
                               Day/                                             End of Month                         (Instr. 4)
                               Year
                                          Code  V      Amount  (A) or  Price
                                                                (D)


Common Stock, par value
 $1.00 per share                6/01/98    P            10,000     A    11.750    3,358,385            I               (1)
Common Stock, par value
 $1.00 per share                6/02/98    p            25,000     A    12.000    3,358,385            I               (1)
Common Stock, par value
 $1.00 per share                6/03/98    P             7,500     A    12.000    3,358,385            I               (1)
Common Stock, par value
 $1.00 per share                6/04/98    P            22,500     A    12.125    3,358,385            I               (1)
Common Stock, par value
 $1.00 per share                                                                     61,136            D            Owner of Record
Common Stock, par value
 $1.00 per share                                                                     43,656            I               (2)
Common Stock, par value
 $1.00 per share                                                                      6,539                             By Spouse
Common Stock, par value
 $1.00 per share                                                                     58,393                            (3)
(1) As co-executor of the Estate of Joe Frank
Sanderson.  Joe Sanderson, Jr. was appointed
and qualified as a co-executor of the Estate of
Joe Frank Sanderson on 1/21/98.
(2) Allocated to the account of Joe F.
Sanderson , Jr. in the Company's ESOP.
(3) By private charitable foundation of which
Joe F. Sanderson, Jr. is a director.



  Table II- Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls warrants options, convertible securities)


1. Title          2. Conver-   3.Trans-  4.Transac-  5. Number of   6. Date   7.Title    8.Price   9.Number  10. Owner- 11  Nature
   of Deri-          sion or     action    tion Code    Derivative     Exer-    and        of        of          ship       of
   vative            Exercise    Date      (Instr. 8)   Securities     and      Amount     Deriv-    Deriv-      Form       Indirect
   Security          Price of    (Month/                Acquired (A)   Expir-   of Under-  ative     ative       of Deriv-  Bene-
   (Instr. 3)        Derivative  Day/                   or Disposed    ation    lying      Security  Securities  ative      ficial
                     Security    Year)                  of (D) (Instr. Date     Securities (Instr.   Bene-       Security:  Owner-
                                                        3, 4 and 5)   (Month/  (Instr. 3   5)        ficially    Direct (D) ship
                                                                       Day/Year) and 4)              owned       or         (Instr.
                                                                                                     at End      Indirect   4)
                                                                                                     of Month    (I) (Instr.
                                                                                                     (Inst. 4)    4)

                                          Code     V     (A)(D)  Date   Expira- Title  Amount
                                                                 Exer-   tion         or No. of
                                                                 cisable Date          Shares

Incentive Stock
 Options                       7/24/97                           (1)    7/24/07 Common  60,000         60,000         D
                                                                                 Stock
Incentive Stock
Options              13.00     6/18/98      A           60,000   (2)    4/23/08 Common  60,000         60,000         D
                                                                                 Stock






Explanation of Responses:

(1) Exercisable for 10-year period, vesting begins at 25% on 7/24/98, the end of the first year, and continues at 25% per year.

(2) Exercisable for 10-year period, vesting begins at 25% on 4/23/99, the end of the first year, and continues at 25% per year.






                               /s/Joe F. Sanderson, Jr.        July 6, 1998
                               Signaure of Reporting Person         Date